Exhibit 5.1

Vantage Drilling Company	Direct: +1 345 814 5423
PO Box 309	Cell: + 1 345 525 5423
Ugland House	E-mail:
Grand Cayman	matt.roberts@maplesandcalder.com
KY1-1104
Cayman Islands

7 April 2009

Dear Sirs

Vantage Drilling Company (the "Company")

We have acted as Cayman Islands counsel to the Company to provide this legal opinion in connection with the Company's registration statement on Form S-8, including all amendments or supplements thereto (the "Form S-8"), filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933 (the "Act"), as amended (the "Registration Statement") related to the issuance of 7,500,000 Ordinary Shares (the “Shares”) upon the granting of certain awards under the Company's 2007 Long-Term Incentive Compensation Plan (the "Plan").

1	DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation and the Memorandum and Articles of Association of the Company as registered or adopted on 14 November 2007;

1.2	the minutes of the meeting of the board of directors held on 10 June 2008 and the unanimous written resolutions of the directors of the Company dated 7 July 2008;

1.3	a Certificate of Good Standing issued by the Registrar of Companies in the Cayman Islands (the "Certificate of Good Standing");

1.4	a certificate from a director of the Company (the "Director's Certificate");

1.5	the Plan; and

1.6	the Registration Statement.

2	ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion.  In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	the Plan has been authorised and duly executed and unconditionally delivered by or on behalf of the Company in accordance with all relevant laws (other than the laws of the Cayman Islands).

2.2
the Plan is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under Delaware and U.S law and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3
the choice of Delaware law as the governing law of the Plan has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of Delaware, the United States of America and any other relevant jurisdiction (other than the Cayman Islands) as a matter of Delaware law, U.S law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	all signatures, initials and seals are genuine.

2.6
the power, authority and legal right of the Company under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform its obligations under the Plan.

2.7
there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing.  Specifically, we have made no independent investigation of the laws of Delaware or the United States of America.

2.8	the Shares have been duly registered, and continue to be registered, in the Company’s register of members (shareholders), as we have not inspected such register.

2.9
the Company has received, or will receive, money or money's worth (the "Consideration") in consideration for the issue of the Shares, and none of the Shares have, or will be, issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualification set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1
The Shares to be offered and issued by the Company pursuant to the provisions of the Plan have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plan for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the Consideration is received by the Company) will be fully paid and non-assessable.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualification:

4.1
Under the Companies Law (2007 Revision) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2007 Revision) directs or authorises to be inserted therein.  A third party interest in the shares in question would not appear.  An entry in the register of members may yield to a court order for rectification (for example, in the event of fraud or manifest error).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel.  This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

MAPLES and CALDER